I, Maureen Lloren, certify that:

(1) the financial statements of Swoon City Music LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of Swoon City Music LLC included in this Form reflects accurately the information reported on the tax return for Swoon City Music LLC filed for the fiscal year ended 12/31/2017.



Maureen Lloren
CEO

05/17/2017

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.